 Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the three month period ended March 31, 2010 and 2009 and the audited consolidated financial statements as at and for each of years in the three year period   ended December 31, 2009, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These documents are available on the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form.  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements.  Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements.  The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law.  The actual results may differ materially from those contained in any forward-looking statements.

This management discussion and analysis of financial condition and results of operations has been prepared as at May 3, 2010.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform.  The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample.  Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information.  Response Biomedical currently has thirteen tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company currently has sales and marketing partnerships with Roche Diagnostics (“Roche”) to market the Company’s line of cardiovascular point-of-care tests, 3M Company (“3M”) for its infectious disease products, Shionogi & Co., Ltd. (“Shionogi”) to market its B-type natriuretic peptide (“BNP”) test in Japan and O&D Biotech Co., Ltd China (“O&D”) for co-branded RAMP® cardiac products.  In February 2010, the Company announced that it added a second partner, Guangzhou Wondfo Biotech Co., Ltd. (“Wondfo”) in China to sell the Company’s diagnostic products.  Response Biomedical is also pursuing other clinical diagnostic players with interests in applications beyond infectious diseases and cardiac markers as well as expanding partnership opportunities into new international territories with existing products.

While the Company expects to see continued year-over-year annual revenue growth in 2010 as compared to 2009, the Q1 2010 results are significantly lower than those reported in Q1 2009.  Q1 2009 was a record quarter with the launch of the cardiac product line by Roche Diagnostics in the U.S.  This year, the Company is disappointed by a very weak seasonal flu period and the delay of a milestone payment tied to the agreement on acceptance criteria of the CLIA-waiver for NT-proBNP, which is still the subject of discussions with the U.S. Food and Drug Administration (“FDA”).  This fluctuation in quarterly revenues is not unexpected.  Certain quarterly revenues are tied to the recognition of contract service milestones, which do not occur in every quarter.  Fluctuations in product mix of reader sales versus test kit sales for new partners and distributors also impact quarterly revenues.  Despite the weak results in Q1, the Company is confident that it is approaching profitability, although the timetable may be somewhat lengthened.  In addition, the Company is closely managing the current cash position and concurrently pursuing several debt and equity financing alternatives to provide the needed bridge to profitability.  If successful, as in the past, in obtaining necessary capital, the Company will communicate further details to shareholders once an agreement is in place.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Total revenue for the three month period ended March 31, 2010 decreased 43% to $1,549,479 compared to $2,712,401 for the same period in 2009.

Clinical products revenue for the three month period ended March 31, 2010 decreased 30% to $1,214,409 compared to $1,742,707 for the same period in 2009.

Vector products (West Nile Virus) revenue for the three month period ended March 31, 2010 decreased 83% to $74,203 compared to $428,038 for the same period in 2009.

Biodefense products revenue for the three month period ended March 31, 2010 increased 5% to $113,922 compared to $108,832 for the same period in 2009.

Contract service fees and revenue from collaborative research arrangements for the three month period ended March 31, 2010 decreased66% to $146,945 compared to $432,824 for the same period in 2009.

As at March 31, 2010, the Company had $2,005,277 in cash and cash equivalents, a decrease of $3,068,194 compared to $5,073,471 as at December 31, 2009.  As at March 31, 2010 the Company had a working capital balance of $4,818,906, a decrease of $2,179,623 compared to $6,998,529 as at December 31, 2009.

2010 Key Operational Milestones:

❑
On January 6, 2010, the Company announced that it received a notice of allowance from the European Patent Office for the Patent entitled “Sensitive Immunochromatographic Assay” referred to as the “Fong Patent”. This critical patent protects key aspects of the Company’s lateral flow immunoassays conducted with the proprietary Ramp testing platform.

❑
On February 1, 2010, the Company announced that it signed a second partnership, in China with Guangzhou Wondfo Biotech Co. Ltd, to sell the Company’s diagnostic products, expanding its strategic presence in the global market.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Areas of significant estimates include stock-based compensation expense, the estimated life of property, plant and equipment, recoverability of long-lived assets, provisions for inventory obsolescence, multiple deliverable arrangements, valuation allowance on future income tax assets, provisions for sales returns and allowances and allowance for bad debt.  Actual results could differ from those estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the years ended December 31, 2009 and 2008.  The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results.  Additional information relating to the Company, including its fiscal 2009 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued Section 1582 - “Business Combinations”, together with Sections 1601 - “Consolidated Financial Statements, and 1602 - “Non-Controlling Interests.  CICA 1582 replaces Section 1581 of the same name and establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601 replaces Section 1600 of the same name and carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011.  The Company is currently evaluating the effects of its adoption on its consolidated financial statements.

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.  Under IFRS, there is significantly more disclosure required.  In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are differences in accounting policies that must be addressed.  The Company is currently formulating and developing an implementation plan to comply with the new standards and its future reporting requirements.

RESULTS OF OPERATIONS

For the three month period ended March 31, 2010 and 2009:

Revenue and Cost of Sales

Total revenue for the three month period ended March 31, 2010 decreased 43% to $1,549,479 compared to $2,712,401 for the same period in 2009.

Revenues from product sales for the three month period ended March 31, 2010 decreased 38% to $1,402,534 compared to $2,279,577 for the same period in 2009.

Clinical products revenue for the three month period ended March 31, 2010 decreased 30% to $1,214,409 compared to $1,742,707 for the same period in 2009.  While the Company recognized an initial stocking order for its new distributor, Wondfo, the decrease in the first quarter of 2010 as compared to the same period in 2009 is primarily the result of a significantly larger initial shipment to Roche in the U.S., in 2009.  In the short term, the clinical products revenue may fluctuate depending on the timing of orders from its distributors and marketing partners.  In the long-term, the Company expects clinical products revenue to increase as newly launched products penetrate the marketplace.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Vector products (West Nile Virus) revenue for the three month period ended March 31, 2010 decreased 83% to $74,203 compared to $428,038 for the same period in 2009.  This decrease is due to a combination of seasonality, timing of orders from distributors and a reduction in reader sales based on distributor demand.  In the future, the Company expects the sale of West Nile Virus products to fluctuate at varying levels.

Biodefense products revenue for the three month period ended March 31, 2010 increased 5% to $113,922 compared to $108,832 for the same period in 2009.  The increase is primarily due to the timing of orders received from distributors and government agencies.  In the future, the Company expects the sales of biodefense products to continue at similar levels.

Contract service fees and revenue from collaborative research arrangements for the three month period ended March 31, 2010 decreased 66% to $146,945 compared to $432,824 for the same period in 2009.  The variability is due to the timing and performance of services required to recognize service revenue from the Company’s collaborations.  In the future, the Company expects fluctuations in contract service revenue as a result of the size and number of projects in development and timing of the performance of services required to recognize service revenue.

Cost of sales for the three month period ended March 31, 2010 decreased 37% to $1,219,259 compared to $1,928,771 for the same period in 2009.  Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.  The decrease for the three month period ended March 31, 2010 is primarily due to the decrease in product sales as compared to the same period in 2009.

Overall gross margin from product sales for the three month period ended March 31, 2010 was 13% compared to 15% for the same period in 2009.  The decrease in gross margin is primarily due to a decrease in higher margin reader sales, partially offset by increased efficiencies in the manufacturing process.  In the short-term, the Company expects variation in gross margin depending on product mix and test sales volumes.  In the longer term the Company expects gross margins to improve as sales volume increase.

Expenses

Research and development expenditures for the three month period ended March 31, 2010 increased by 21% to $1,493,634 compared to $1,229,866 for the same period in 2009.  The increase is primarily the result of payroll related severance costs incurred for staff reductions during the quarter totaling $241,000, increased professional fees related to routine product enhancements, in the amount of $20,000 and higher legal fees associated with patents and trademarks totaling $14,000.  The increase is partially offset by reduced research and development expenses totaling $22,000, primarily related to the Flu A/B project.

General and administrative expenditures for the three month period ended March 31, 2010 increased 24% to $884,984 from $715,775 for the same period in 2009.  The increase is primarily due to the timing of audit and other fee accruals totaling $118,000, higher stock-based compensation expense totaling $24,000, additional professional fees for investor relations activities totaling $23,000 and increased reporting fees for the Company’s annual filings.  The increase is partially offset by reduced legal fees of $23,000 for general corporate matters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales and marketing expenditures for the three month period ended March 31, 2010 decreased 3% to $368,996 from $380,695 for the same period in 2009.  The decrease is primarily due to reduced selling expenses of $18,000 as a result of reduced promotional activities, reduced payroll costs of $12,000 as a result of a reduction in staff and incentive compensation costs and reduced legal fees of $4,000 associated with business development activities. The decrease is partially offset by increased travel costs of $13,000 associated with travel to Asia, increased professional fees of $7,000 as a result of consultants hired for business development activities and an increase in overhead allocation of $5,000.

Other Income/Expenses

For the three month period ended March 31, 2010, interest expense amounted to $201,498 compared to $208,196 for the same period in 2009.  The decrease is due to the lower interest portion on the repayment of the repayable leasehold improvement allowance on the facility lease agreement.

During the three month period ended March 31, 2010, the Company earned interest income of $738 as compared to $7,551 for the same period in 2009.  The decrease is a result of lower average funds on deposit and lower interest rates.

During the three month period ended March 31, 2010, the Company had a foreign exchange loss of $41,894 compared to a gain of $11,936 for the same period in 2009.  Foreign exchange gains and losses are largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at March 31, 2010 was $0.9844 US per CDN dollar [December 31, 2009 - $0.9515].

Loss

For the three month period ended March 31, 2010, the Company reported a loss of $2,660,048 or $0.01 per share compared to a loss of $1,731,415 or $0.01 per share for the same period in 2009. The 54% increase in loss is primarily due to lower margins on product sales, lower contract service fee and revenues from collaborative research arrangements, additional compensation expense relating to severance payments incurred for the reduction in staff, adjustments for audit and other fee accruals and a foreign exchange loss.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended March 31, 2010.

	2010	2009	2009	2009	2009	2008	2008	2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Product Revenue	1,402,534	1,856,901	1,949,377	2,067,194	2,279,577	1,584,474	1,371,958	845,923
Cost of Sales	1,219,259	1,905,877	2,058,063	2,040,993	1,928,771	1,733,303	1,660,071	832,453
Gross Profit (Loss)	183,275	(48,976)	(108,686)	26,201	350,806	(148,829)	(288,113)	13,470
Gross Margin on
Product Sales	13%	-3%	-6%	1%	15%	-9%	-21%	2%
Services Revenue	146,945	594,029	98,146	668,221	432,824	650,097	99,172	151,592
Total Revenue	1,549,479	2,450,930	2,047,523	2,735,415	2,712,401	2,234,571	1,471,130	997,515
Expenses	2,747,614	3,050,398	2,813,196	2,413,024	2,326,336	3,016,756	3,294,694	3,686,024
Loss for the Period	2,660,048	2,735,908	3,177,221	1,898,987	1,731,415	2,694,449	3,684,602	3,740,494
Loss per Share –
Basic and Diluted	0.01	0.01	0.01	0.01	0.01	0.02	0.03	0.03
Total Assets	19,292,983	21,464,196	23,451,278	26,829,265	17,950,788	19,394,907	17,823,547	21,553,341

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

▪	The timing of clinical product orders from the Company’s marketing partners and distributors;
▪	Additional revenues from the launch of cardiac products by Roche Diagnostics in the U.S. in first quarter of 2009;
▪	The timing of significant biodefense system orders;
▪	Seasonality related to the demand for Influenza A+B products; and
▪	Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the size and number of projects in development and the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported are primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations, variability in expenses across all departments, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings.  As of March 31, 2010, the Company has raised approximately $89 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As at March 31, 2010, the Company had a working capital balance of $4,818,906, a decrease of $2,179,623 compared to $6,998,529 as at December 31, 2009. For the three month period ended March 31, 2010, the Company relied primarily on cash on hand and cash generated from gross margin on product sale and prepayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. For the three month period ended March 31, 2010, the Company incurred losses of $2,660,048 compared to $1,731,415 for the same period in 2009.  The Company has sustained continuing losses since its formation and at March 31, 2010, had a deficit of $93,360,358 and incurred negative cash flows from operations of $2,959,477 and $1,419,961 for the three month period ended March 31, 2010 and 2009, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  During the three month period ended March 31, 2010, the Company received cash from the exercise of outstanding stock options in the amount of $324.

Management has been able, thus far, to finance the operations through a series of debt and equity financings.  Management will continue, as appropriate, to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.  See “Risks and Uncertainties”.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at March 31, 2010, the Company had the following commitments and contractual obligations:

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	60,480	30,240	30,240	-	-
License Fees	675,906	49,399	240,643	377,614	8,250
Equipment	13,048	13,048	-	-	-
Repayable Leasehold Allowance	13,625,738	1,061,746	2,123,492	2,123,492	8,317,009
Facility Sublease	14,289,435	869,845	1,842,295	1,991,475	9,585,820
Total	28,664,607	2,024,278	4,236,670	4,492,581	17,911,079

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2009  there were 254,674,708 common shares issued and outstanding for a total of $89,085,146 in share capital, 10,094,835 (of which 3,946,766 are exercisable at a weighted-average exercise price of $0.66 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.59 per share, 2,825,707 common shares reserved for future grant or issuance under the Company’s stock option plan and 61,698,334 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.24 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As at May 3, 2010 there were 254,674,258 common shares issued and outstanding, 10,072,835 (of which 4,108,556 are exercisable at a weighted-average exercise price of $0.66 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.59 per share, with 2,847,707 common shares reserved for future grant or issuance under the Company’s stock option plan and 61,698,334 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.24 per share.

TRANSACTIONS WITH RELATED PARTIES

The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	2010	2009
	$	$
General and administrative
Directors’ fees	21,000	21,000
Legal fees	22,727	26,532
	43,727	47,532

For the three month period ended March 31, 2010, directors’ fees totaling $21,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors [2009 - $21,000].  As at March 31, 2010, $21,000 remained outstanding and was included in the balance of accrued and other liabilities.  During the three month period ended March 31, 2010 the Company paid $21,000, for amounts previously accrued, to directors.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors.  For the three month period ended March 31, 2010, the Company incurred legal expenses from this law firm totaling $22,727 [2009 - $26,532] of which $16,170 remains outstanding and is included in the balance of accrued and other liabilities as at March 31, 2010

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

As at March 31, 2010, four customers represent 74% [2009 - four customers represent 77%] of the trade receivables balance.  For the three month period ended March 31, 2010, four customers represent 56% [2009 - three customers represent 68%] of total product sales.  For the three month period ended March 31, 2010 two customers represent 100% [2009 - two customers represents 100] of total service revenues.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates.  The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in US dollars.  Significant losses may occur due to significant balances of cash and cash equivalents held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against i) the U.S. dollar would result in an increase/decrease of $93,000 in the Company's loss, ii) the Euro would result in an increase/decrease of $5,000 in the Company's  loss, and iii) the Japanese Yen would have a nominal effect on the Company's loss.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company’s internal control over financial reporting occurred during the three month period ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth.  Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows or raise additional funds may result in it not being able to continue as a going concern.  The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The Company has incurred significant losses to date and as at March 31, 2010 had an accumulated deficit of $93,360,358 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain additional financing and on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products.  When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all.  If additional funds are not obtained when needed, the Company would have to curtail or cease its  operations resulting in a material adverse impact on its business and stakeholders; 3) Economic conditions: During the current economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products; 4) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 5) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers.  In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 6) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products.  If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 7) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than us, with respect to patents in this area; 8) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 9) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s together with its partner Roche’s success in developing the point-of-care NT-proBNP market; 10) New instrument: In April 2008, the Company received US FDA 510(k) clearance to market a new instrument, the RAMP® 200  now commercially available in the US. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to adoption of the Company’s Flu A+B test marketed and sold by 3M and the RAMP NT-proBNP test marketed and sold by Roche along with RAMP® 200.  There is no assurance that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications; 11) Stock Exchange Listing:  The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”).  Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements. 12) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 13) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 14) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement.  Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 15) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles.  The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 16) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Effective January 1, 2011, the Company is required to comply with International Financial Reporting Standards (‘IFRS”). While an initial assessment has been performed the impact on the Company’s consolidated financial statements is not completely known. Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 17) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars.  The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.